VIA FACSIMILE AND U.S. MAIL


September 8, 2005

Robert P. Dowski
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Forms 10-Q for Quarters Ended March 31 and June 30, 2005
      File No. 1-11376

Dear Mr. Dowski:

      We have reviewed your letter dated September 2, 2005 and have the following comments. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note H - Goodwill, page F-23

1. We have read your response to comment four from our letter dated
August 16, 2005. The projections in your goodwill analysis assume that Seascape will generate revenues in 2005 that represent a significant increase over 2004. Given that this segment has only generated $2.6 million in revenues for the first six months of 2005, a
9% decrease from the same period in the prior year, and has approximately $2.3 million in backlog, please tell us whether you are still on schedule to achieve your projections as of the most-recent date for which you have revenue information. If you believe that you will not meet the revenue projections, please tell us how this affects your goodwill analysis. Please provide additional information as necessary to support your conclusions.

2. We note in your June 30, 2005 Form 10-Q that Seascape`s new antenna product line became available late in the second quarter. Please tell us whether this timing is consistent with the assumptions used in your goodwill analysis.

3. Please also tell us the cash inflow or outflow for Seascape factored in your goodwill analysis for 2005 through the most-recent practicable date and the actual cash flows for the same period.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
						Sincerely,



	Rufus Decker
      	Accounting Branch Chief

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Mr. Robert Dowski
September 8, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE